Lee Hochbaum +1 212 450 4736 lee.hochbaum@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

April 18, 2022
Re:	Virgin Group Acquisition Corp. II Amendment No. 1 to Registration Statement on Form S-4 Filed March 11, 2022 File No. 333-262200

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Virgin Group Acquisition Corp. II. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated March 24, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed March 11, 2022

Interests of VGAC II’s Directors and Executive Officers in the Business Combination, page 14

1.

Please revise the fourth bullet to provide the information included in your response to comment 11. In particular, please explain why you are unable to quantify the sponsor’s “positive rate of return” on their investment

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 61 and 129 of the Amended Registration Statement accordingly.

2.	We note your response to comment 12. Please revise the eleventh bullet to disclose the implied and current market value of the Sponsor Earnout Shares.

Response:

We respectfully advise the Staff that, as announced by the Company in its Current Report on Form 8-K filed on April 4, 2022, the Sponsor Letter Agreement was amended on March 31, 2022 to reflect that the shares of common stock of the Company held by the Sponsor would not be subject to any earn-out provisions. The Company has revised the Amended Registration Statement to remove references to the Sponsor Earnout Shares.

Risk Factors, page 30

3.

We note your response to comment 14. Please include a risk factor explaining how the process for acquiring Grove differs from that of a traditional underwritten IPO as well as the reasoning behind your belief that the absence of due diligence by an underwriter does not create a material risk.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Amended Registration Statement accordingly.

Our Purpose, page 225

4.	We note your response to comment 24. Please tell us whether updated graphic information on greenhouse emissions and plastic packaging volume is available for 2021.

Response:

We respectfully advise the Staff that updated graphic information for 2021 for the Plastic Packaging Volume chart will not be available until late Q2 or Q3 of this year. Therefore, it is not possible to further update the graphic information at this time.

Value Proposition to Partners, page 233

5.

We note your response to comment 25 and your revised disclosure. In particular, we note your statement that revenue from the Target channel is an immaterial percentage of total revenue for any quarterly or annual period since the relationship with Target commenced in April 2021 and, as such, none of your contracts with Target are material. Please provide us with your assessment of the materiality of your Target relationship in qualitative terms. In this regard, we note your disclosures on page 234 and throughout the prospectus that “the future of CPG purchasing is omnichannel” and that you “kicked off [y]our expansion into brick-and-mortar retail in April 2021 . . . in a nationwide partnership both in store and on Target.com.” We also note your disclosure on page 248 that “[o]ur products are in all Target stores across the United States, in over 1,900 retail doors. . . . We believe our retail strategy will generate additional brand awareness and drive significant household penetration by introducing tens of millions of consumers to Grove Co. and our suite of Grove Brands.”

Response:

We respectfully advise the Staff that Grove does not believe that its relationship with Target is qualitatively material. Grove believes the future of CPG purchasing is omnichannel and as such entered into a partnership with Target to expand its brick-and-mortar retail business. While Grove’s relationship with Target is a notable first step to achieve expansion into the retail market, Grove is actively pursuing other partnerships with grocery, drug and specialty retailers across the country. Furthermore, Grove’s relationship with Target has some significance as it indicates that Grove’s products can compete in the retail market, but Grove does not view this particular partnership as material to its business or its future success in continuing its retail expansion.

Please do not hesitate to contact me at (212) 450-4736 or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Lee Hochbaum

Lee Hochbaum

cc    Josh Bayliss, Chief Executive Officer of Virgin Group Acquisition Corp. II.

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